Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential Investment Portfolios, Inc. 17:

We consent to the use of our reports, dated December 18, 2018, with respect to the financial statements and financial highlights of PGIM Short Duration Multi-Sector Bond Fund (formerly Prudential Short Duration Multi-Sector Bond Fund) and PGIM Total Return Bond Fund (formerly Prudential Total Return Bond Fund), each a series of Prudential Investment Portfolios, Inc. 17, as of October 31, 2018, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

December 21, 2018